UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

OWL ROCK CAPITAL CORPORATION III

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

CH Investment Partners, L.L.C.

Attn: Diane Tobin

3953 Maple Avenue, Suite 250

Dallas, TX 75219

(214) 661-8333

with a copy to:

Evan K. Hall, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons CH Investment Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,557,601.05 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,557,601.05

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,557,601.05
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9%(2)
14.	Type of Reporting Person (See Instructions) OO; IA

(1)	See Item 2(a) herein.
(2)

Based upon 19,858,462.551 shares of Common Stock outstanding as of December 30, 2020, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

CUSIP No. N/A

1.	Names of Reporting Persons ORCC III Warehouse L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,665,145.903 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,665,145.903

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,145.903
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	See Item 2(a) herein.
(2)

Based upon 19,858,462.551 shares of Common Stock outstanding as of December 30, 2020, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

CUSIP No. N/A

1.	Names of Reporting Persons ORCC III Investors L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,892,455.147 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,892,455.147

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,892,455.147
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5% (2)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N/A

1.	Names of Reporting Persons Oak Lawn Direct Investors GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,557,601.05 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,557,601.05

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,557,601.05
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	See Item 2(a) herein.
(2)

Based upon 19,858,462.551 shares of Common Stock outstanding as of December 30, 2020, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

CUSIP No. N/A

1.	Names of Reporting Persons I35 Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,557,601.05 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,557,601.05

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,557,601.05
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	See Item 2(a) herein.
(2)

Based upon 19,858,462.551 shares of Common Stock outstanding as of December 30, 2020, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

CUSIP No. N/A

1.	Names of Reporting Persons Kirk L. Rimer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,557,601.05 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,557,601.05

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,557,601.05
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	See Item 2(a) herein.
(2)

Based upon 19,858,462.551 shares of Common Stock outstanding as of December 30, 2020, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

CUSIP No. N/A

1.	Names of Reporting Persons Michael R. Silverman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,557,601.05 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,557,601.05

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,557,601.05
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	See Item 2(a) herein.
(2)

Based upon 19,858,462.551 shares of Common Stock outstanding as of December 30, 2020, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of additional shares of Common Stock.

This Amendment to Schedule 13D (as amended, this “Schedule 13D”) is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to shares of common stock, par value $0.01 per share (the “Common Stock”), of Owl Rock Capital Corporation III, a Maryland corporation (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2020. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is jointly filed by and on behalf of each of ORCC III Warehouse L.L.C., a Delaware limited liability company (“ORCC III Warehouse”), ORCC III Investors L.L.C., a Delaware limited liability company (“ORCC III Investors”, and together with ORCC III Warehouse, the “Funds”), Oak Lawn Direct Investors GP, L.L.C., a Delaware limited liability company (“Oak Lawn”) , CH Investment Partners, L.L.C., a Delaware limited liability company (“CHIP”), I35 Advisors, Inc., a Texas corporation (“I35”), Kirk L. Rimer and Michael R. Silverman (ORCC III Warehouse, Oak Lawn, CHIP, I35, Mr. Rimer and Mr. Silverman are collectively referred to herein as the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”). The Funds are the record and direct beneficial owners of the shares of Common Stock covered by this statement. Oak Lawn is the managing member of each of the Funds. CHIP is the investment manager of each of the Funds. As investment manager, CHIP has been granted exclusive investment discretion and investment management authority with respect to the Funds and the shares of Common Stock owned thereby, but CHIP does not have the power to vote (or direct the vote) of such shares. Pursuant to the Limited Liability Company Agreements of the Funds, the members of the Funds have pass-through voting rights such that if any vote or consent is required to be cast or given by one of the Funds as a shareholder of the Issuer, then CHIP must first obtain direction from the members of the applicable Fund on how to cast such vote or give such consent on behalf of the applicable Fund and vote the shares of Common Stock owned by such Fund in accordance with directions. Oak Lawn Capital Management, L.P., a Delaware limited partnership (“OLCM”), is the managing member of CHIP. I35 is the manager of Oak Lawn and the sole general partner of OLCM. Michael Silverman and Kirk Rimer are the Co-Presidents of, and may be deemed to beneficially own the securities beneficially owned by, I35 and CHIP.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) The address of the principal business office of each of the Reporting Persons is, c/o CH Investment Partners, L.L.C., 3953 Maple Avenue, Suite 250, Dallas, Texas 75219, USA.

(c) The principal business of both Funds is acquiring, holding and selling shares of Common Stock for investment purposes. The principal business of Oak Lawn is serving as the managing member of the Funds and as the general partner or managing member of various other affiliated pooled investment vehicles. The principal business of CHIP is serving as the investment manager of the Funds and providing investment management, advisory, consulting, administrative and other services to other affiliated pooled investment vehicles, separately managed accounts of advisory clients and other persons and entities. The principal business of OLCM is serving as the managing member of CHIP. The principal business of I35 is serving as the manager of Oak Lawn, the general partner of OLCM and the managing member or general partner of various other affiliates of CHIP. The principal business of Messrs. Rimer and Silverman is serving as Co-Presidents of CHIP and I35.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of each Reporting Person, other than Mr. Rimer and Mr. Silverman, is listed in paragraph (a) of this Item 2. Mr. Rimer and Mr. Silverman are citizens of the United States of America.”

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“With the consent of the Issuer, and pursuant to an internal transfer document by and between ORCC III Investors and ORCC III Warehouse (the “Transfer Agreement”), on January 4, 2021, ORCC III Investors purchased a portion of the Capital Commitment equaling approximately $85.3 million ($58,158,537.10 unfunded) (the “Transferred Commitment”, and together with the Capital Commitment, the “Capital Commitments”) (including approximately 1,892,455.147 shares of Common Stock that have been issued to date with respect to the Transferred Commitment) from ORCC III Warehouse (the “Transfer”) at cost (plus reimbursement of certain organizational and other expenses) for an aggregate purchase price of approximately $27.1 million plus the reimbursement of certain expenses. In connection with the Transfer and as further described in Item 6 below, ORCC III Investors executed a transfer form and entered into a subscription agreement with the Issuer, substantially in the form of Exhibit 99.2 (the “Investors Subscription Agreement”, and together with the Subscription Agreement, the “Subscription Agreements”).

Pursuant to the Investors Subscription Agreement, ORCC III Investors is required to fund drawdowns to purchase shares of Common Stock up to the amount of the Transferred Commitment on an as-needed basis each time the Issuer delivers a drawdown notice to ORCC III Investors. The Investors Subscription Agreement was entered into between the Issuer and ORCC III Investors. The foregoing description of ORCC III Investors’ commitment to the Issuer does not purport to be complete and is qualified in its entirety by reference to the Form of Subscription Agreement incorporated herein by reference to Exhibit 99.2.

The source of the funds for the purchase of shares of Common Stock was investment capital of ORCC III Investors. ORCC III Investors from time to time uses or may use a subscription line of credit to fund capital calls from the Issuer. The outstanding amounts with respect to the line of credit will be repaid by ORCC III Investors by making capital calls to the members of ORCC III Investors.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

“The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

All shares of Common Stock of the Issuer currently owned by the Funds were acquired for investment purposes and the Funds were formed for the purpose of acquiring shares of Common Stock. Pursuant to the Subscription Agreements, each Fund is obligated to purchase additional shares of Common Stock from the Issuer from time to time for an aggregate purchase price not to exceed the applicable Capital Commitment.

The Funds intend to review their investments in the Issuer on a continuing basis and depending on such review may consider from time to time various alternative courses of action. Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price and availability of the shares of Common Stock or other securities of the Issuer, conditions in the securities markets generally, general economic and industry conditions, regulatory requirements, other investment opportunities available to it, its business and investment objectives and other relevant factors, to change its plans and intentions at any time or to take such actions with respect to its investment in the Issuer as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law and any applicable restrictions, conditions or limitations set forth in the Subscription

Agreement and other applicable agreements, to (i) purchase additional shares of Common Stock, commit to purchase additional shares of Common Stock or make a new or additional capital commitment to the Issuer with respect to the purchase of shares of Common Stock or other securities of the Issuer, (ii) sell or transfer the securities beneficially owned by them from time to time in public (open-market) or private transactions or an underwritten offering (including the sale or transfer of all or a portion of the shares of Common Stock owned by a Fund to one or more affiliates of the Reporting Persons), (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, securities of the Issuer owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (v) consider participating in a business combination transaction that would result in the acquisition of all of the Issuer’s outstanding shares of Common Stock.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, no Reporting Person directly owns or holds any shares of Common Stock of the Issuer other than the Funds, as the direct beneficial owners of the securities covered by this statement. Except to the extent of their pecuniary interest, each of the Reporting Persons (other than the Funds) disclaims beneficial ownership of the shares of the Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person is the beneficial owner of any securities covered by this statement.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Other than as set forth in this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 and Item 3 of this Schedule 13D is hereby incorporated herein by reference.

As described in Item 3 above, ORCC III Warehouse has transferred the Transferred Commitment to ORCC III Investors and, in connection therewith, ORCC III Investors has entered into an internal transfer agreement with ORCC III Warehouse, by which it has assumed the obligations associated with the Transferred Commitment and has agreed to pay consideration to ORCC III Warehouse as well as reimburse ORCC III Warehouse for certain expenses.

In addition, ORCC III Investors has entered into the Investors Subscription Agreement with the Issuer, pursuant to which ORCC III Investors has subscribed for and agreed to purchase shares of Common Stock of the Issuer with respect to the Transferred Commitment of $85,300,000. ORCC III Investors is required under the Investors Subscription Agreement to purchase shares of Common Stock of the Issuer up to the amount of the Transferred Commitment within 10 days of receipt of a capital drawdown notice from the Issuer. The Investors Subscription Agreement contains customary representations, warranties and covenants of the Issuer and ORCC III Investors, and customary indemnification provisions in favor of the Issuer.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the shares of Common Stock of the Issuer.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney (filed herewith).

99.1	Joint Filing Agreement (filed herewith).

99.2	Form of Subscription Agreement between Owl Rock Capital Corporation III and ORCC III Warehouse L.L.C. (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 10-12G/A filed with the Securities and Exchange Commission July 17, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2021	ORCC III WAREHOUSE L.L.C.

	By:	Oak Lawn Direct Investors GP, L.L.C.
	Its:	Managing Member

	By:	I35 Advisors, Inc.
	Its:	Manager

	By:	/s/ Diane Tobin
	Name:	Diane Tobin
	Title:	Authorized Signatory
	Date:	January 6, 2021

OAK LAWN DIRECT INVESTORS GP, L.L.C.

	By:	I35 Advisors, Inc.
	Its:	Manager

	By:	/s/ Diane Tobin
	Name:	Diane Tobin
	Title:	Authorized Signatory
	Date:	January 6, 2021

I35 ADVISORS, INC.

	By:	/s/ Diane Tobin
	Name:	Diane Tobin
	Title:	Authorized Signatory
	Date:	January 6, 2021

CH INVESTMENT PARTNERS, L.L.C.

	By:	Oak Lawn Capital Management, L.P.
	Its:	Managing Member

	By:	I35 Advisors, Inc.
	Its:	General Partner

	By:	/s/ Diane Tobin
	Name:	Diane Tobin
	Title:	Authorized Signatory
	Date:	January 6, 2021

KIRK L. RIMER

By:	/s/ Diane Tobin
Name:	Diane Tobin
Title:	Authorized Signatory
Date:	January 6, 2021

MICHAEL R. SILVERMAN

By:	/s/ Diane Tobin
Name:	Diane Tobin
Title:	Authorized Signatory
Date:	January 6, 2021